FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on October 30, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing consolidated financial results for the fiscal 2008 first half, ended September 30, 2007.

2.	Supplemental consolidated financial data for the fiscal 2008 first half, ended September 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: November 7, 2007

October 30, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 115 yen.)

MATSUSHITA REPORTS FIRST HALF FAVORABLE OPERATING RESULTS

- Sales and Earnings Exceed the Previous Forecast -

Osaka, Japan, October 30, 2007 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the second quarter and first half, and non-consolidated (parent company alone) results for the first half, ended September 30, 2007, of the current fiscal year, ending March 31, 2008 (fiscal 2008).

Consolidated Second-quarter Results

Consolidated group sales for the second quarter increased 1% to 2,285.8 billion yen (U.S.$19.88 billion), from 2,252.6 billion yen in the same three-month period a year ago. Explaining the second quarter results, the company cited sales gains in all product categories except JVC (Victor Company of Japan, Ltd. and its subsidiaries)1. Of the consolidated group total, domestic sales decreased 1% to 1,109.8 billion yen ($9.65 billion), from 1,118.2 billion yen a year ago. Overseas sales increased 4% to 1,176.0 billion yen ($10.23 billion), from 1,134.4 billion yen in the second quarter of fiscal 2007.

[1]

Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries from August 2007. Accordingly, sales of JVC from August 2007 to September 2007 are excluded from the consolidated group sales. For more information, see Note 3 of the Notes to consolidated financial statements on page 16.

During the second quarter under review, the electronics industry faced severe business conditions in Japan and overseas, due mainly to rising prices for crude oil and other raw materials and continued price declines caused by ever-intensified global competition, mainly in digital products. Under these circumstances, in fiscal 2008, the first year of the new mid-term management plan GP3, Matsushita is implementing initiatives to accelerate steady growth with profitability.

As part of such efforts, the company continues to strengthen a new series of V-products, as a core of its growth strategy, to capture leading market shares and make a significant contribution to overall business results. In overseas businesses, Matsushita is implementing initiatives to strengthen marketing activities tailored to regional characteristics. In addition, Matsushita is striving to transform itself into a manufacturing-oriented company — one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. Matsushita is promoting wider collaboration across business fields and operating regions in order to reinforce product design and quality, procurement, logistics, overseas sales and other areas of its operations.

Regarding earnings, operating profit2 for the second quarter was up 3%, to 146.1 billion yen ($1.27 billion), from 142.3 billion yen in the same period a year ago, despite the effects from rising raw materials prices and ever-intensified global price competition. This improvement was due primarily to sales gains and the cost reduction efforts including materials costs and fixed costs, as well as the effects of a weaker yen. In other income (deductions), the company recorded 14.9 billion yen ($129 million) as expenses associated with the implementation of early retirement programs and also incurred expenditures on product quality. These factors, as well as the previous year’s gains of 27.3 billion yen on the sale of the investments regarding cable broadcasting business and proceeds from tangible fixed assets, led to pre-tax income of 103.7 billion yen ($902 million), down 34% from 157.1 billion yen in the previous year’s second quarter. Net income was also down 17% to 65.8 billion yen ($572 million), as compared with 79.3 billion yen in the previous year’s second quarter.

[2]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 16.

Consolidated First-half Results

Combining the second quarter results with those of the first quarter, consolidated group sales for the first fiscal half ended September 30, 2007 increased 3% to 4,525.3 billion yen ($39.35 billion), compared with 4,389.5 billion yen in the same six-month period a year ago. Explaining the first half results, the company cited sales gains in all product categories except JVC. Domestic sales amounted to 2,187.8 billion yen ($19.02 billion), a slight increase from a year ago, while overseas sales increased 6% to 2,337.5 billion yen ($20.33 billion) from 2,209.4 billion yen in the previous year’s first half, due mainly to favorable sales overall.

For reasons similar to those given for second quarter results, the company’s operating profit for the first fiscal half increased 6% to 220.0 billion yen ($1.91 billion), from 207.4 billion yen in the comparable period a year ago. In other income (deductions), the company recorded 15.8 billion yen ($138 million) as expenses associated with the implementation of early retirement programs, and expenditures on product quality. These factors, as well as the previous year’s gains of 27.3 billion yen on the sale of the investments regarding cable broadcasting business, led to pre-tax income of 187.6 billion yen ($1.63 billion), down 19% from 232.5 billion yen last year. Net income was also down 9% to 105.1 billion yen ($914 million), as compared with 115.1 billion yen in the first half of the previous year. The company’s net income per common share was 49.32 yen ($0.43) on a diluted basis, versus 52.38 yen in the first half of last year.

Consolidated First-half Sales Breakdown by Product Category

The company’s first-half consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 8% to 1,920.2 billion yen ($16.70 billion), from 1,777.7 billion yen in last year’s first half. Sales of video and audio equipment increased 6% from the previous year’s first half, due mainly to favorable sales in digital AV products such as flat-panel TVs and digital cameras.

In information and communications equipment, strong sales of automotive electronics and mobile phones led to a 10% increase overall.

Home Appliances

Sales of Home Appliances increased 8% to 641.8 billion yen ($5.58 billion), compared with 596.2 billion yen in last year’s first half, due mainly to double-digit sales growth in white goods such as air conditioners, compressors and microwave ovens.

Components and Devices

Sales of Components and Devices were also up 5% to 586.0 billion yen ($5.10 billion), compared with 558.4 billion yen in the same period of the previous year. Favorable sales were recorded mainly in general electronic components, thereby achieving an overall increase in sales in this category.

MEW and PanaHome

Sales of MEW and PanaHome increased 5% to 849.1 billion yen ($7.38 billion), from 811.8 billion yen last year. At Matsushita Electric Works, Ltd. (MEW) and its subsidiaries, sales gains were recorded in electrical construction materials and electronic and plastic materials. At PanaHome Corporation, sales maintained the same level as the previous year’s first fiscal half.

JVC

Sales of JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 180.5 billion yen ($1.57 billion).

Other

Sales of Other totaled 347.7 billion yen ($3.02 billion), up 7% from 323.8 billion yen in the same period a year ago. Sales increases were recorded in factory automation equipment within this category.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2008 first half amounted to 181.7 billion yen ($1.58 billion). This was due mainly to cash inflows from net income and depreciation. Net cash provided by investing activities amounted to 15.5 billion yen ($135 million). Capital expenditures for tangible fixed assets were 219.0 billion yen, mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors, while the company recorded a decrease in time deposits of 188.2 billion yen and proceeds of 123.3 billion yen from the sale of fixed assets from the end of fiscal 2007 (March 31, 2007). Net cash used in financing activities was 106.9 billion yen ($930 million). Major factors included the repurchase of the company’s common stock and the payment of cash dividends. In addition to all these activities, cash and cash equivalents decreased 93.4 billion yen ($812 million), since JVC and its consolidated subsidiaries became Matsushita’s associated companies under the equity method from consolidated subsidiaries in the first fiscal half. Accordingly, cash and cash equivalents amounted to 1,222.5 billion yen ($10.63 billion) at the end of the first fiscal half, down 14.1 billion yen from the end of the last fiscal year (March 31, 2007).

The company’s consolidated total assets as of September 30, 2007 decreased by 329.7 billion yen as compared with the end of the last fiscal year, to 7,567.3 billion yen ($65.80 billion). This decrease was due mainly to the effect of the aforementioned change in JVC. Stockholders’ equity decreased 10.6 billion yen, as compared with the end of the last fiscal year, to 3,906.2 billion yen ($33.97 billion) as of September 30, 2007. This was due mainly to an increase in treasury stock on continued repurchases of the company’s own shares and a decrease in other comprehensive income, despite increases in retained earnings.

Interim and Year-end Dividend

The Board of Directors of the company resolved today to distribute an interim (semiannual) cash dividend of 17.5 yen per common share to shareholders of record as of September 30, 2007, payable November 30, 2007. This is an increase from last year’s interim dividend (15 yen). The company also plans to distribute a year-end cash dividend of 17.5 yen per common share (payable to shareholders of record as of March 31, 2008). If implemented, total dividends for fiscal 2008, including the aforementioned interim dividend of 17.5 yen per common share, will be 35 yen per common share.

Outlook for the Full Fiscal Year 2008

The company expects the future business environment to remain severe in the second half of fiscal 2008, with uncertainty of the global economy centered on the United States, and further price declines, as well as increasing prices for crude oil and other raw materials. Considering these conditions, the forecast for the full fiscal year 2008, ending March 31, 2008, remains unchanged from the forecast announced on July 24, 2007.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended September 30)

	Yen (millions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
Net sales	¥2,285,800	¥2,252,560	101%	$19,876
Cost of sales	(1,637,523)	(1,590,660)		(14,239)
Selling, general and administrative expenses	(502,174)	(519,626)		(4,367)

Operating profit	146,103	142,274	103%	1,270

Other income (deductions):
Interest income	8,653	7,742		76
Dividend income	684	187		6
Interest expense	(5,274)	(5,367)		(46)
Expenses associated with the implementation of early retirement programs **	(14,854)	(3,764)		(129)
Other income (loss), net	(31,639)	16,010		(275)

Income before income taxes	103,673	157,082	66%	902

Provision for income taxes	(28,868)	(61,843)		(252)
Minority interests	(6,800)	(17,393)		(59)
Equity in earnings (losses) of associated companies	(2,197)	1,447		(19)

Net income	¥65,808	¥79,293	83%	$572

Net income, basic
per common share	30.99 yen	36.16 yen		$0.27
per ADS	30.99 yen	36.16 yen		$0.27
Net income, diluted
per common share	30.99 yen	36.16 yen		$0.27
per ADS	30.99 yen	36.16 yen		$0.27
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 16-17. Supplementary Information (Three months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2007	2006		2007
Depreciation (tangible assets):	¥71,601	¥69,848		$623
Capital investment *** :	¥130,389	¥137,778		$1,134
R&D expenditures:	¥141,013	¥146,989		$1,226

Number of employees (Sep. 30)	309,037	331,557

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Six months ended September 30)

	Yen (millions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
Net sales	¥4,525,305	¥4,389,494	103%	$39,350
Cost of sales	(3,225,568)	(3,085,049)		(28,048)
Selling, general and administrative expenses	(1,079,743)	(1,097,054)		(9,389)

Operating profit	219,994	207,391	106%	1,913

Other income (deductions):
Interest income	17,315	11,860		151
Dividend income	5,568	4,150		49
Interest expense	(10,580)	(10,193)		(92)
Expenses associated with the implementation of early retirement programs **	(15,839)	(4,292)		(138)
Other Income (loss), net	(28,817)	23,558		(251)

Income before income taxes	187,641	232,474	81%	1,632

Provision for income taxes	(70,864)	(99,673)		(616)
Minority interests	(5,012)	(17,932)		(44)
Equity in earnings (losses) of associated companies	(6,643)	254		(58)

Net income	¥105,122	¥115,123	91%	$914

Net income, basic
per common share	49.32 yen	52.38 yen		$0.43
per ADS	49.32 yen	52.38 yen		$0.43
Net income, diluted
per common share	49.32 yen	52.38 yen		$0.43
per ADS	49.32 yen	52.38 yen		$0.43
(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 16-17.
Supplementary Information (Six months ended September 30)
	Yen (millions)			U.S. Dollars (millions)
	2007	2006		2007
Depreciation (tangible assets):	¥136,500	¥133,863		$1,187
Capital investment *** :	¥217,162	¥206,123		$1,888
R&D expenditures:	¥279,916	¥281,824		$2,434

Number of employees (Sep. 30)	309,037	331,557

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

September 30, 2007

With comparative figures for March 31, 2007

	Yen (millions)		U.S. Dollars (millions)
	Sept. 30, 2007	March 31, 2007	Sept. 30, 2007
Assets

Current assets:
Cash and cash equivalents	¥1,222,517	¥1,236,639	$10,631
Time deposits	36,738	225,458	319
Short-term investments	87,768	93,179	763
Trade receivables (notes and accounts)	1,075,585	1,141,010	9,353
Inventories	934,967	949,399	8,130
Other current assets	544,954	553,164	4,739

Total current assets	3,902,529	4,198,849	33,935

Investments and advances	1,191,754	1,206,082	10,363
Property, plant and equipment, net of accumulated depreciation	1,578,424	1,642,293	13,726
Other assets	894,595	849,734	7,779

Total assets	¥7,567,302	¥7,896,958	$65,803

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥97,053	¥223,190	$844
Trade payables (notes and accounts)	881,976	934,977	7,669
Other current liabilities	1,577,442	1,583,700	13,717

Total current liabilities	2,556,471	2,741,867	22,230

Long-term debt	206,799	226,780	1,798
Other long-term liabilities	397,465	460,416	3,456
Minority interests	500,411	551,154	4,352
Common stock	258,740	258,740	2,250
Capital surplus	1,217,841	1,220,967	10,590
Legal reserve	90,020	88,588	783
Retained earnings	2,808,520	2,737,024	24,422
Accumulated other comprehensive income (loss) *	88,374	107,097	768
Treasury stock	(557,339)	(495,675)	(4,846)

Total liabilities and stockholders’ equity	¥7,567,302	¥7,896,958	$65,803

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)		U.S. Dollars (millions)
	Sept. 30, 2007	March 31, 2007	Sept. 30, 2007
Cumulative translation adjustments	¥(96,649)	¥(99,538)	$(841)
Unrealized holding gains of available-for-sale securities	141,058	160,831	1,227
Unrealized gains of derivative instruments	1,052	862	9
Pension liability adjustments	42,913	44,942	373
** See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended September 30)

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
AVC Networks
Video and audio equipment	¥445.3	¥406.8	109%	$3,872
Information and communications equipment	550.2	489.3	112%	4,785

Subtotal	995.5	896.1	111%	8,657

Home Appliances	301.9	286.3	105%	2,625

Components and Devices	301.3	288.3	105%	2,620

MEW and PanaHome	463.4	444.4	104%	4,029

JVC	45.2	171.4	26%	393

Other	178.5	166.1	107%	1,552

Total	¥2,285.8	¥2,252.6	101%	$19,876

Domestic sales	1,109.8	1,118.2	99%	9,650
Overseas sales	1,176.0	1,134.4	104%	10,226

(Six months ended September 30)

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
AVC Networks
Video and audio equipment	¥847.7	¥800.4	106%	$7,371
Information and communications equipment	1,072.5	977.3	110%	9,326

Subtotal	1,920.2	1,777.7	108%	16,697

Home Appliances	641.8	596.2	108%	5,581

Components and Devices	586.0	558.4	105%	5,096

MEW and PanaHome	849.1	811.8	105%	7,383

JVC	180.5	321.6	56%	1,570

Other	347.7	323.8	107%	3,023

Total	¥4,525.3	¥4,389.5	103%	$39,350

Domestic sales	2,187.8	2,180.1	100%	19,024
Overseas sales	2,337.5	2,209.4	106%	20,326

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Six months ended September 30)

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2007/2006	Yen (billions)	Percentage 2007/2006
	2007		2007
AVC Networks
Video and audio equipment	¥225.4	103%	¥622.3	107%
Information and communications equipment	508.4	110%	564.1	109%

Subtotal	733.8	108%	1,186.4	108%

Home Appliances	332.9	100%	308.9	118%

Components and Devices	194.9	101%	391.1	107%

MEW and PanaHome	691.9	101%	157.2	124%

JVC	45.9	50%	134.6	58%

Other	188.4	95%	159.3	126%

Total	¥2,187.8	100%	¥2,337.5	106%

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Six months ended September 30)

By Business Segment:

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
[Sales]

AVC Networks	¥2,059.6	¥1,916.9	107%	$17,910
Home Appliances	667.0	610.0	109%	5,800
Components and Devices	712.3	685.3	104%	6,194
MEW and PanaHome	937.2	891.2	105%	8,149
JVC	183.1	327.2	56%	1,592
Other	765.2	751.1	102%	6,654

Subtotal	5,324.4	5,181.7	103%	46,299
Eliminations	(799.1)	(792.2)	—	(6,949)

Consolidated total	¥4,525.3	¥4,389.5	103%	$39,350

[Segment Profit] **

AVC Networks	¥110.1	¥101.9	108%	$957
Home Appliances	37.3	39.9	94%	324
Components and Devices	49.5	50.6	98%	431
MEW and PanaHome	41.1	32.5	126%	357
JVC	(9.7)	(1.0)	—	(84)
Other	34.9	31.9	109%	304

Subtotal	263.2	255.8	103%	2,289
Corporate and eliminations	(43.2)	(48.4)	—	(376)

Consolidated total	¥220.0	¥207.4	106%	$1,913

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
[Sales]

Japan	¥3,373.0	¥3,384.2	100%	$29,330
Americas	640.2	684.2	94%	5,567
Europe	598.3	553.8	108%	5,203
Asia, China and others	1,536.0	1,428.2	108%	13,357

Subtotal	6,147.5	6,050.4	102%	53,457
Eliminations	(1,622.2)	(1,660.9)	—	(14,107)

Consolidated total	¥4,525.3	¥4,389.5	103%	$39,350

[Segment Profit]

Japan	¥190.0	¥189.9	100%	$1,652
Americas	6.1	14.0	43%	53
Europe	9.3	6.8	136%	81
Asia, China and others	55.2	45.2	122%	480

Subtotal	260.6	255.9	102%	2,266
Corporate and eliminations	(40.6)	(48.5)	—	(353)

Consolidated total	¥220.0	¥207.4	106%	$1,913

*  ** See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Stockholders’ Equity *

(Six months ended September 30, 2007 and 2006)

	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
(Six month ended September 30, 2007)	Yen (millions)
Balances at beginning of period	¥258,740	¥1,220,967	¥88,588	¥2,737,024	¥107,097	¥(495,675)	¥3,916,741

Gain from sale of treasury stock		35					35
Increase (decrease) mainly in capital transactions		(3,161)					(3,161)
Transfer from retained earnings			1,432	(1,432)			—
Cash dividends				(32,194)			(32,194)
Disclosure of comprehensive income (loss)
Net income				105,122			105,122
Translation adjustments					2,889		2,889
Unrealized holding gains (losses) of available-for-sale securities					(19,773)		(19,773)
Unrealized gains (losses) of derivative instruments					190		190
Pension liability adjustments					(2,029)		(2,029)

Total comprehensive income							86,399

Repurchase of common stock, net						(61,664)	(61,664)

Balances at end of period	¥258,740	¥1,217,841	¥90,020	¥2,808,520	¥88,374	¥(557,339)	¥3,906,156

(Six month ended September 30, 2006)	Yen (millions)
Balances at beginning of period	¥258,740	¥1,234,289	¥87,526	¥2,575,890	¥(26,119)	¥(342,705)	¥3,787,621

Gain from sale of treasury stock		53					53
Transfer from retained earnings			816	(816)			—
Cash dividends				(22,095)			(22,095)
Disclosure of comprehensive income (loss)
Net income				115,123			115,123
Translation adjustments					30,023		30,023
Unrealized holding gains (losses) of available-for-sale securities					(7,468)		(7,468)
Unrealized gains (losses) of derivative instruments					(1,188)		(1,188)
Minimum Pension liability adjustments					(4,344)		(4,344)

Total comprehensive income							132,146

Repurchase of common stock, net						(41,458)	(41,458)

Balances at end of period	¥258,740	¥1,234,342	¥88,342	¥2,668,102	¥(9,096)	¥(384,163)	¥3,856,267

(Six month ended September 30, 2007)	U.S. Dollars (millions)
Balances at beginning of period	$2,250	$10,617	$771	$23,800	$931	$(4,310)	$34,059

Gain from sale of treasury stock		0					0
Increase (decrease) mainly in capital transactions		(27)					(27)
Transfer from retained earnings			12	(12)			—
Cash dividends				(280)			(280)
Disclosure of comprehensive income (loss)
Net income				914			914
Translation adjustments					25		25
Unrealized holding gains (losses) of available-for-sale securities					(172)		(172)
Unrealized gains (losses) of derivative instruments					2		2
Pension liability adjustments					(18)		(18)

Total comprehensive income							751

Repurchase of common stock, net						(536)	(536)

Balances at end of period	$2,250	$10,590	$783	$24,422	$768	$(4,846)	$33,967

*	See Notes to consolidated financial statements on pages 16-17.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Six months ended September 30)

	Yen (millions)		U.S. Dollars (millions)
	2007	2006	2007
Cash flows from operating activities:
Net income	¥105,122	¥115,123	$914
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155,982	152,148	1,356
Net (gain) loss on sale of investments	(2,446)	(31,119)	(21)
Minority interests	5,012	17,932	44
(Increase) decrease in trade receivables	(16,878)	30,129	(147)
(Increase) decrease in inventories	(84,362)	(105,153)	(734)
Increase (decrease) in trade payables	10,416	(19,314)	91
Increase (decrease) in retirement and severance benefits	(62,747)	(59,093)	(546)
Other	71,590	96,998	623

Net cash provided by operating activities	¥181,689	¥197,651	$1,580

Cash flows from investing activities:
(Increase) decrease in short-term investments	697	26,540	6
Proceeds from disposition of investments and advances	88,063	56,817	766
Increase in investments and advances	(92,141)	(167,023)	(801)
Capital expenditures	(219,019)	(206,903)	(1,904)
Proceeds from sale of fixed assets	123,335	100,290	1,072
(Increase) decrease in time deposits	188,187	(170,117)	1,636
Purchase of shares of a newly consolidated subsidiary	(50,465)	—	(439)
Proceeds from sale of shares of subsidiaries	—	40,548	—
Other	(23,140)	(23,219)	(201)

Net cash provided by (used in) investing activities	¥15,517	¥(343,067)	$135

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(21,546)	(10,977)	(187)
Increase (decrease) in deposits and advances from employees	(44)	(13,507)	(0)
Increase (decrease) in long-term debt	(20,613)	(30,401)	(179)
Dividends paid	(32,194)	(22,095)	(280)
Dividends paid to minority interests	(10,783)	(9,412)	(94)
(Increase) decrease in treasury stock	(61,629)	(41,405)	(536)
Proceeds from issuance of shares by subsidiaries	39,866	—	346

Net cash used in financing activities	¥(106,943)	¥(127,797)	$(930)

Effect of exchange rate changes on cash and cash equivalents	(10,944)	13,523	(95)

Effect of changes in consolidated subsidiaries	(93,441)	—	(812)
Net increase (decrease) in cash and cash equivalents	(14,122)	(259,690)	(122)
Cash and cash equivalents at beginning of period	1,236,639	1,667,396	10,753

Cash and cash equivalents at end of period	¥1,222,517	¥1,407,706	$10,631

*	See Notes to consolidated financial statements on pages 16-17.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 6 for U.S. GAAP reconciliation.

3.	Victor Company of Japan, Ltd. (JVC), a consolidated subsidiary of the Company, issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the Company’s shareholding in JVC decreased from 52.4% to 36.8%. JVC and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.

4.	Comprehensive income was reported as a gain of 86,399 million yen ($751 million) for the first half ended September 30, 2007, a gain of 132,146 million yen for the first half ended September 30, 2006, and a gain of 289,270 million yen for the year ended March 31, 2007. Comprehensive income includes net income and increases (decreases) in accumulated other comprehensive income (loss).

5.	Per share data (Year ended September 30)

	2007 first half	2006 first half	2007 first half
Net income (millions of yen)	¥105,122	¥115,123	$914 million
Average common shares outstanding (number of shares)	2,131,342,902	2,197,901,732
Dilutive effect:
Stock Options	4,569	17,912

Diluted common shares outstanding	2,131,347,471	2,197,919,644
Net income per share:
Basic	49.32 yen	52.38 yen	$0.43
Diluted	49.32 yen	52.38 yen	$0.43

6.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for AVC Networks and Home Appliances of fiscal 2007 has been reclassified to conform with the presentation for fiscal 2008.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

(JVC and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007. )

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

9.	Number of consolidated subsidiaries: 570

(10 companies were newly added, and 92 companies were excluded from consolidated companies. JVC and its consolidated subsidiaries are among the 92 companies.)

10.	Number of companies reflected by the equity method: 141

(72 companies were newly added, and 2 companies were excluded from the equity method companies. JVC and its consolidated subsidiaries are among the 72 companies.)

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 =115 yen, the approximate rate on the Tokyo Foreign Exchange Market on September 28, 2007.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Significant Accounting Policies:

1.	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. GAAP. See Note 2 of Notes to consolidated financial statements on page 16.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No.13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 570 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which is categorized into the following five segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, and Other.

JVC and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August, 2007. Accordingly, JVC is not included in the business segments as of September 30, 2007.

* Principal internal companies or units and subsidiaries operating in respective segments are shown on page 17.

2. Business Domain Chart

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Six months ended September 30)

	Yen (millions)		Percentage 2007/2006
	2007	2006
Net sales	¥2,423,895	¥2,343,890	103%
Cost of sales	(1,965,076)	(1,886,029)

Gross profit	458,819	457,861
Selling, general and administrative expenses	(386,595)	(387,296)

Operating profit	72,224	70,565	102%

Interest income	4,805	2,262
Dividend income	62,427	42,652
Other income	24,066	11,612
Interest expense	(3,421)	(2,414)
Other expenses	(40,068)	(47,143)

Recurring profit	120,033	77,534	155%

Non-recurring profit	1,317	47,476
Non-recurring loss	(2,492)	(5,956)

Income before income taxes	118,858	119,054	100%
Provision for income taxes
Current	(14,142)	(10,378)
Deferred	(16,701)	(35,901)

Net income	¥88,015	¥72,775	121%

Notes to parent-alone financial statements:

1.      Non-recurring profit for the first half ended September 30, 2007 includes a gain from the sale of securities, the sale of securities of certain affiliated companies and the sale of tangible fixed assets. Non-recurring loss for the first half ended September 30, 2007 includes expenses related to the structural reform, a loss on the sale of tangible fixed assets and impairment losses of securities.

	2007	2006
2 Net income per common share:	41.30 yen	33.11 yen

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

September 30, 2007

With comparative figures for March 31, 2007

	Yen (millions)
	Sept. 30, 2007	March 31, 2007
Assets

Current assets:
Cash and deposits	¥4,499	¥172,879
Trade receivables (notes and accounts)	553,796	569,164
Inventories	210,082	194,276
Other current assets	1,063,494	917,667

Total current assets	1,831,871	1,853,986

Fixed assets:
Tangible fixed assets	334,194	338,555
Intangibles	48,811	49,851
Investments and advances	2,573,457	2,574,287

Total fixed assets	2,956,462	2,962,693

Total assets	¥4,788,333	¥4,816,679

Liabilities and Shareholders’ Equity

Current liabilities:
Trade payables (notes and accounts)	¥503,223	¥487,713
Accrued income taxes	5,500	5,058
Other current liabilities	1,332,891	1,333,365

Total current liabilities	1,841,614	1,826,136

Long-term debt and employee retirement and severance benefits	306,281	326,130

Total liabilities	2,147,895	2,152,266

Net assets:
Capital	258,740	258,740
Capital surplus	570,058	570,023
Retained earnings	2,202,246	2,146,425
Treasury stock	(558,232)	(496,568)

Total shareholders’ equity	2,472,812	2,478,620
Difference of valuation, translation and other adjustments	167,626	185,793

Total net assets	2,640,438	2,664,413

Total liabilities and net assets	¥4,788,333	¥4,816,679

*	See Notes to parent-alone financial statements on page 20.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Changes in Shareholders’ Equity *

(Six months ended September 30, 2007)

	Yen (millions)
	Shareholders’ equity
	Capital	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve	Unappropriated retained earnings
Balances at beginning of period	¥258,740	¥568,212	¥1,811	¥570,023	¥52,749	¥17,894	¥81,000	¥1,918,680	¥76,102

Changes in the period
Dividends from surplus									(32,194)
Net income									88,015
Repurchase of common stock
Disposal of treasury stock			35	35
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	35	35	—	—	—	—	55,821

Balances at end of period	¥258,740	¥568,212	¥1,846	¥570,058	¥52,749	¥17,894	¥81,000	¥1,918,680	¥131,923

	Shareholders’ equity			Difference of valuation, translation and other adjustments			Total net assets
	Retained earnings	Treasury stock	Total of shareholders’ equity	Unrealized holding gains of available-for-sale securities, etc	Deferred profit on hedges	Total of difference from appreciation and conversion
	Total of retained earnings
Balances at beginning of period	¥2,146,425	¥(496,568)	¥2,478,620	¥170,507	15,286	¥185,793	¥2,664,413

Changes in the period
Dividends from surplus	(32,194)		(32,194)				(32,194)
Net income	88,015		88,015				88,015
Repurchase of common stock		(61,789)	(61,789)				(61,789)
Disposal of treasury stock		125	160				160
Net changes of items other than shareholders’ equity				(20,157)	1,990	(18,167)	(18,167)

Total changes in the period	55,821	(61,664)	(5,808)	(20,157)	1,990	(18,167)	(23,975)

Balances at end of period	¥2,202,246	¥(558,232)	¥2,472,812	¥150,350	¥17,276	¥167,626	¥2,640,438

*	See Notes to parent-alone financial statements on page 20.

October 30, 2007

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2008

First Half, ended September 30, 2007

Victor Company of Japan, Ltd. (JVC) and its consolidated subsidiaries became associated companies under the equity method from August 2007. Fiscal 2007 results for JVC have not been reclassified.

1. Sales breakdown for Fiscal 2008 First Half, ended September 30, 2007

Second Quarter <Jul. to Sep. 2007>	yen (billions)
By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and Audio Equipment	445.3	109%	105%	112.5	109%	332.8	110%	104%
Information and Communications Equipment	550.2	112%	110%	256.4	114%	293.8	111%	107%

AVC Networks	995.5	111%	108%	368.9	112%	626.6	110%	106%
Home Appliances	301.9	105%	103%	159.4	99%	142.5	114%	108%
Components and Devices	301.3	105%	102%	98.7	104%	202.6	105%	100%
MEW and PanaHome	463.4	104%	103%	378.3	99%	85.1	135%	127%
JVC	45.2	26%	25%	11.6	24%	33.6	27%	25%
Other	178.5	107%	106%	92.9	91%	85.6	134%	131%

Total	2,285.8	101%	99%	1,109.8	99%	1,176.0	104%	99%

First Half <Apr. to Sep. 2007>	yen (billions)
By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and Audio Equipment	847.7	106%	101%	225.4	103%	622.3	107%	100%
Information and Communications Equipment	1,072.5	110%	107%	508.4	110%	564.1	109%	103%

AVC Networks	1,920.2	108%	104%	733.8	108%	1,186.4	108%	102%
Home Appliances	641.8	108%	104%	332.9	100%	308.9	118%	110%
Components and Devices	586.0	105%	101%	194.9	101%	391.1	107%	101%
MEW and PanaHome	849.1	105%	103%	691.9	101%	157.2	124%	114%
JVC	180.5	56%	52%	45.9	50%	134.6	58%	53%
Other	347.7	107%	106%	188.4	95%	159.3	126%	122%

Total	4,525.3	103%	100%	2,187.8	100%	2,337.5	106%	99%

Note:

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances are based on the reclassified fiscal 2007 sales results for those product categories.

	yen (billions)
Overseas Sales by Region	Fiscal 2008 Second Quarter			Fiscal 2008 First Half
	Results	08/07	Local currency basis 08/07	Results	08/07	Local currency basis 08/07
North and South America	331.4	92%	90%	658.0	94%	91%
Europe	289.8	101%	94%	604.9	107%	97%
Asia	297.3	108%	102%	583.3	107%	100%
China	257.5	121%	117%	491.3	122%	117%

Total	1,176.0	104%	99%	2,337.5	106%	99%

2. Segment Information

<Consolidated>	yen (billions)
	Fiscal 2008 Second Quarter Results					Fiscal 2008 First Half Results
	Sales	08/07	Segment profit	% of sales	08/07	Sales	08/07	Segment profit	% of sales	08/07
AVC Networks	1,063.5	110%	71.2	6.7%	107%	2,059.6	107%	110.1	5.3%	108%
Home Appliances	317.6	107%	19.3	6.1%	98%	667.0	109%	37.3	5.6%	94%
Components and Devices	364.1	104%	31.1	8.6%	84%	712.3	104%	49.5	7.0%	98%
MEW and PanaHome	505.3	105%	31.2	6.2%	120%	937.2	105%	41.1	4.4%	126%
JVC	45.1	26%	-3.0	-6.6%	—	183.1	56%	-9.7	-5.3%	—
Other	405.7	104%	21.1	5.2%	116%	765.2	102%	34.9	4.6%	109%

Total	2,701.3	101%	170.9	6.3%	101%	5,324.4	103%	263.2	4.9%	103%

Corporate and eliminations	-415.5	—	-24.8	—	—	-799.1	—	-43.2	—	—

Consolidated total	2,285.8	101%	146.1	6.4%	103%	4,525.3	103%	220.0	4.9%	106%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.
2.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.

3. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)
	Fiscal 2008 First Half
	Results	08-07
AVC Networks	100.1	+20.5
Home Appliances	22.6	+2.0
* Components and Devices	67.1	+6.6
MEW and PanaHome	18.8	0.0
JVC	3.0	-3.2
Other	5.6	-14.8

Total	217.2	+11.1

* semiconductors only	(27.5)	(-2.5)

** These figures are calculated on an accrual basis.

Depreciation (Tangible Assets)

<Consolidated>	yen (billions)
	Fiscal 2008 First Half
	Results	08-07
	136.5	+2.6

R&D Expenditures

<Consolidated>	yen (billions)
	Fiscal 2008 First Half
	Results	08-07
	279.9	-1.9

4. Foreign Currency Exchange

<Export Rates>
	Fiscal 2007			Fiscal 2008
	Second Quarter	First Half	Full Year	Second Quarter	First Half
U.S.Dollars	¥113	¥114	¥115	¥118	¥118
Euro	¥144	¥142	¥145	¥160	¥159

<Rates Used for Consolidation>
	Fiscal 2007			Fiscal 2008
	Second Quarter	First Half	Full Year	Second Quarter	First Half
U.S.Dollars	¥116	¥115	¥117	¥118	¥119
Euro	¥148	¥146	¥150	¥162	¥162

<Foreign Currency Transaction> *	(billions)
	Fiscal 2007			Fiscal 2008
	Second Quarter	First Half	Full Year	Second Quarter	First Half
U.S.Dollars	US$0.9	US$1.7	US$3.4	US$0.6	US$1.2
Euro	€0.4	€0.8	€1.6	€0.3	€0.6

*	These figures are based on the net foreign exchange exposure of the company.

5. Number of Employees

<Consolidated>	(persons)
	end of Sep. 2006	end of Mar. 2007	end of Jun. 2007	end of Sep. 2007
Domestic	144,427	145,418	146,269	136,663
Overseas	187,130	183,227	180,575	172,374

Total	331,557	328,645	326,844	309,037

6. Other Information

		(shares)
Issued Shares as of September 30, 2007	(a)	2,453,053,497
Treasury Stock as of September 30, 2007	(b)	332,967,966

Outstanding Shares (excluding treasury stock) as of September 30, 2007	(a)-(b)	2,120,085,531

	Fiscal 2007			Fiscal 2008
	Second Quarter	First Half	Annual Results	Second Quarter	First Half
Net income per common share, basic	¥36.16	¥52.38	¥99.50	¥30.99	¥49.32
Net income per common share, diluted	¥36.16	¥52.38	¥99.50	¥30.99	¥49.32
Stockholders’ equity per common share at the end of each period	¥1,758.51	—	¥1,824.89	¥1,842.45	—

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales. As such, amounts herein do not correspond to those in Segment information.

<Consolidated>

		yen (billions)
		Fiscal 2008 Second Quarter		Fiscal 2008 First Half
	Products	Sales	08/07	Sales	08/07
AVC Networks	VCRs	28.6	87%	55.9	85%
	Digital cameras	65.6	127%	125.6	132%
	TVs	240.5	110%	452.2	102%
	Plasma TVs	146.7	115%	275.5	107%
	LCD TVs	62.9	129%	120.1	118%
	DVD recorders	27.0	110%	56.3	116%
	Audio equipment	34.6	92%	64.8	87%
	Information equipment	377.8	110%	726.1	110%
	Communications equipment	172.4	119%	346.4	109%
	Mobile communications equipment only	77.3	149%	164.7	123%
Home Appliances	Air conditioners	58.0	104%	158.2	110%
	Refrigerators	32.1	107%	61.1	108%
Components and Devices	General components	116.8	106%	231.0	108%
	Semiconductors *	117.7	103%	230.0	102%
	Batteries	84.5	112%	159.8	110%
Other	FA equipment	62.5	122%	115.3	109%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2008 is 475.0 billion yen, up 8% from fiscal 2007.

Note:

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figure for Information equipment is based on the reclassified fiscal 2007 sales results for those product categories.

<Attachment 2>

Financial data for the primary domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2008 Second Quarter Results	yen (billions)
	Sales		Domain company profit
		08/07		08/07	% of sales
Panasonic AVC Networks Company	480.0	103%	33.1	112%	6.9%
Panasonic Communications Co., Ltd.	135.9	114%	3.7	57%	2.7%
Panasonic Mobile Communications Co., Ltd.	97.1	130%	2.5	—	2.6%
Panasonic Electronic Devices Co., Ltd.	130.6	107%	11.4	106%	8.8%

Fiscal 2008 First Half Results	yen (billions)
	Sales		Domain company profit
		08/07		08/07	% of sales
Panasonic AVC Networks Company	940.1	105%	47.4	113%	5.0%
Panasonic Communications Co., Ltd.	265.1	112%	5.7	50%	2.2%
Panasonic Mobile Communications Co., Ltd.	205.5	114%	0.9	129%	0.4%
Panasonic Electronic Devices Co., Ltd.	260.4	108%	20.7	114%	7.9%

From fiscal 2008, PC optical disc drive business of Panasonic Shikoku Electronics Co.,Ltd. was transferred to Panasonic Communications Co., Ltd.

<Capital Investment> *

Fiscal 2008 Second Quarter Results	yen (billions)
	Capital investment
		08-07
Panasonic AVC Networks Company	51.3	-0.1
Panasonic Communications Co., Ltd.	6.9	+4.1
Panasonic Mobile Communications Co., Ltd.	1.0	-0.8
Panasonic Electronic Devices Co., Ltd.	8.2	-2.3

Fiscal 2008 First Half Results
	yen (billions)
	Capital investment
		08-07
Panasonic AVC Networks Company	77.0	+13.9
Panasonic Communications Co., Ltd.	8.9	+3.4
Panasonic Mobile Communications Co., Ltd.	1.5	-1.3
Panasonic Electronic Devices Co., Ltd.	17.5	-0.5

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2007 through fiscal 2008

<Consolidated>

Fiscal 2008 Results

Sales	yen (billions)
	First Half
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07
AVC Networks	996.1	105%	1,063.5	110%	2,059.6	107%
Home Appliances	349.4	112%	317.6	107%	667.0	109%
Components and Devices	348.2	104%	364.1	104%	712.3	104%
MEW and PanaHome	431.9	106%	505.3	105%	937.2	105%
JVC	138.0	89%	45.1	26%	183.1	56%
Other	359.5	100%	405.7	104%	765.2	102%

Total	2,623.1	104%	2,701.3	101%	5,324.4	103%

Corporate and eliminations	-383.6	—	-415.5	—	-799.1	—

Consolidated total	2,239.5	105%	2,285.8	101%	4,525.3	103%

Segment profit	yen (billions)
	First Half
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07
AVC Networks	38.9	110%	71.2	107%	110.1	108%
Home Appliances	18.0	90%	19.3	98%	37.3	94%
Components and Devices	18.4	134%	31.1	84%	49.5	98%
MEW and PanaHome	9.9	153%	31.2	120%	41.1	126%
JVC	-6.7	—	-3.0	—	-9.7	—
Other	13.8	100%	21.1	116%	34.9	109%

Total	92.3	107%	170.9	101%	263.2	103%

Corporate and eliminations	-18.4	—	-24.8	—	-43.2	—

Consolidated total	73.9	113%	146.1	103%	220.0	106%

Notes:

1.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.
2.	JVC and its consolidated subsidiaries became associated companies under the equity method from August 2007.

Fiscal 2007 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	949.3	103%	967.6	99%	1,916.9	101%	1,148.8	102%	998.4	101%	2,147.2	102%	4,064.1	101%
Home Appliances	312.5	101%	297.5	111%	610.0	105%	323.8	102%	313.3	107%	637.1	105%	1,247.1	105%
Components and Devices	335.4	100%	349.9	101%	685.3	101%	360.9	101%	331.5	100%	692.4	101%	1,377.7	101%
MEW and PanaHome	408.7	106%	482.5	107%	891.2	106%	467.0	107%	500.5	105%	967.5	106%	1,858.7	106%
JVC	154.5	102%	172.7	93%	327.2	97%	177.8	83%	141.6	93%	319.4	87%	646.6	92%
Other	359.4	124%	391.7	119%	751.1	121%	350.9	109%	382.0	102%	732.9	105%	1,484.0	113%

Total	2,519.8	105%	2,661.9	104%	5,181.7	105%	2,829.2	102%	2,667.3	102%	5,496.5	102%	10,678.2	103%

Corporate and eliminations	-382.9	—	-409.3	—	-792.2	—	-392.4	—	-385.4	—	-777.8	—	-1,570.0	—

Consolidated total	2,136.9	104%	2,252.6	102%	4,389.5	103%	2,436.8	102%	2,281.9	102%	4,718.7	102%	9,108.2	102%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	35.3	121%	66.6	117%	101.9	119%	70.9	121%	47.2	97%	118.1	110%	220.0	114%
Home Appliances	20.1	112%	19.8	97%	39.9	104%	19.0	79%	24.2	190%	43.2	118%	83.1	111%
Components and Devices	13.8	236%	36.8	132%	50.6	150%	25.6	98%	23.7	111%	49.3	104%	99.9	123%
MEW and PanaHome	6.4	146%	26.1	108%	32.5	114%	24.9	108%	21.5	102%	46.4	105%	78.9	109%
JVC	-2.9	—	1.9	—	-1.0	—	0.5	36%	-5.2	—	-4.7	—	-5.7	—
Other	13.7	149%	18.2	93%	31.9	111%	12.1	90%	16.5	83%	28.6	85%	60.5	97%

Total	86.4	136%	169.4	115%	255.8	121%	153.0	104%	127.9	106%	280.9	105%	536.7	112%

Corporate and eliminations	-21.3	—	-27.1	—	-48.4	—	-17.2	—	-11.6	—	-28.8	—	-77.2	—

Consolidated total	65.1	141%	142.3	114%	207.4	121%	135.8	105%	116.3	102%	252.1	104%	459.5	111%

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for the AVC Networks and Home Appliances segments have been reclassified.

<Attachment 4> Reference

Segment information for fiscal 2006

<Consolidated>

Fiscal 2006 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	918.2	101%	972.6	99%	1,890.8	100%	1,129.8	108%	984.1	105%	2,113.9	106%	4,004.7	103%
Home Appliances	310.5	100%	268.2	98%	578.7	99%	316.2	103%	293.4	103%	609.6	103%	1,188.3	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%

Total	2,388.5	98%	2,554.3	101%	4,942.8	99%	2,774.7	107%	2,609.4	109%	5,384.1	108%	10,326.9	104%

Corporate and eliminations	-340.3	—	-343.3	—	-683.6	—	-376.3	—	-372.7	—	-749.0	—	-1,432.6	—

Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	29.0	165%	56.9	109%	85.9	123%	58.6	223%	48.5	145%	107.1	179%	193.0	149%
Home Appliances	18.0	102%	20.4	114%	38.4	108%	23.9	113%	12.8	79%	36.7	98%	75.1	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%

Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%

Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—

Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Notes:

1.	Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 results for those business segments.
2.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for the AVC Networks and Home Appliances segments have been reclassified.